UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K

 (Mark One)

☒           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐            TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                             to

Commission file number     001-33776

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

ABITIBIBOWATER INC. RETIREMENT SAVINGS PLAN

(f/k/a BOWATER INCORPORATED RETIREMENT SAVINGS PLAN)

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ABITIBIBOWATER INC.

1155 Metcalfe Street, Suite 800

Montreal , Quebec

Canada H3B 5H2

REQUIRED INFORMATION

1.         Report of Independent Registered Public Accounting Firm

2.         Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007

3.         Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2008 and 2007

4.         Notes to Financial Statements

5.         Supplemental Schedule - Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

6.         Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ABITIBIBOWATER INC. RETIREMENT SAVINGS PLAN

(Name of Plan)

Date: June 29, 2009

/s/ James T. Wright
James T. Wright
Senior Vice President, Human Resources
AbitibiBowater Inc.
(Plan Administrator)

ABITIBIBOWATER INC. RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2008 and 2007

(With Report of Independent Registered Public Accounting Firm Thereon)

ABITIBIBOWATER INC. RETIREMENT SAVINGS PLAN

Index

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	2

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2008 and 2007	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) - December 31, 2008	14

Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act (''ERISA'') of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of AbitibiBowater Inc. Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of AbitibiBowater Inc. Retirement Savings Plan, formerly known as the Bowater Incorporated Retirement Savings Plan, (the "Plan") at December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As further discussed in Note 1, AbitibiBowater Inc. ("AbitibiBowater") filed for relief under the provisions of Chapter 11 of the United States Bankruptcy Code on April 16, 2009.  In addition, on April 17, 2009 AbitibiBowater sought creditor protection under the Companies' Creditors Arrangement Act with the Superior Court of Quebec in Canada.  AbitibiBowater's common stock was delisted from the New York Stock Exchange effective May 21, 2009 and from the Toronto Stock Exchange effective May 15, 2009. The Trust assets are not part of the estate of the debtors subject to the creditor protection proceedings and are outside the reach of any creditors of AbitibiBowater and its United States and Canadian Subsidiaries.

As discussed in Note 3 to the financial statements, the Plan adopted the provisions of Statement of Financial Accounting Standards No. 157, Fair Value Measurements, effective January 1, 2008.

/s/ PricewaterhouseCoopers LLP(1)

Montreal, Canada

June 29, 2009

(1) Chartered accountant auditor permit No. T759

ABITIBIBOWATER INC. RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007

ASSETS
Investments (at fair value):
Mutual funds	$142,842,500	$181,884,822
Fixed Income Fund (Note 2b)	152,107,954	116,420,760
Synthetic Guaranteed Investment Contracts (Note 2b)	14,986,928	44,160,533
AbitibiBowater Inc. Stock Fund (Note 1)	2,211,186	8,148,386
Participant loans	8,200,390	7,075,299
Interest-bearing cash	138,174	183,467
	320,487,132	357,873,267

Miscellaneous receivables	335,084	344,701
Total assets	320,822,216	358,217,968

LIABILITIES
Accrued expenses	4,668	18,254
Other liabilities	103,828	205,838
Total liabilities	108,496	224,092

Net assets available for benefits at fair value	320,713,720	357,993,876

Adjust fully benefit-responsive investment contracts
from fair value to contract value	6,491,750	595,667

Net assets available for benefits	$327,205,470	$358,589,543

  See accompanying notes to financial statements.

ABITIBIBOWATER INC. RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2008 and 2007

	2008	2007

Additions (reductions) to net assets attributed to:
Assets from Abitibi plans (Note 9)	$85,936,857	$-
Investment (loss) income:
Net depreciation in fair value of investments	(110,618,820)	(110,428)
Interest and dividends	13,377,842	20,223,937
Net investment (loss) income	(97,240,978)	20,113,509
Contributions:
Employers'	10,128,502	9,132,012
Participants'	18,295,018	18,195,057
Rollovers	394,895	486,031
Total contributions	28,818,415	27,813,100
Total additions	17,514,294	47,926,609
Deductions from net assets attributed to:
Benefits paid to participants	48,867,882	51,284,631
Administrative expenses	30,485	19,894
Total deductions	48,898,367	51,304,525
Net change in net assets available for benefits	(31,384,073)	(3,377,916)
Net assets available for benefits:
Beginning of year	358,589,543	361,967,459
End of year	$327,205,470	$358,589,543

See accompanying notes to financial statements.

ABITIBIBOWATER INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(1)	Description of the Plan

The following description of the AbitibiBowater Inc. Retirement Savings Plan (f/k/a the Bowater Incorporated Retirement Savings Plan) (the "Plan") provides only general information and is qualified in its entirety by the Plan terms. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

	(a)	General

The Plan was established by Bowater Incorporated ("Bowater") as a trusteed, defined contribution savings plan and a leveraged employee stock ownership plan (the "ESOP"). The ESOP had no debt outstanding at December 31, 2008 or 2007.  The Plan covers all full-time employees of Bowater and certain employees of AbitibiBowater Inc.'s ("AbitibiBowater," or the "Company") U.S. subsidiaries and affiliates.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and is a tax-qualified plan under Internal Revenue Code Section 401(a). As required by ERISA, all Plan assets are held in trust and are not subject to creditors of Bowater or any other company affiliated with Bowater.

On October 29, 2007, Bowater combined with Abitibi-Consolidated Inc. ("Abitibi") in a merger of equals (the "Combination").  As a result of the Combination, Bowater became a wholly-owned subsidiary of AbitibiBowater, a registrant under the Securities Exchange Act of 1934.  AbitibiBowater's common stock began trading under the symbol "ABH" on both the New York Stock Exchange ("NYSE") and the Toronto Stock Exchange ("TSX") on October 29, 2007.  Before the Combination, Bowater was a registrant under the Securities Exchange Act of 1934 and its common stock was offered under the Plan as an investment option.  Effective with the Combination, Bowater's common stock was exchanged for AbitibiBowater's common stock.  On October 29, 2007, AbitibiBowater filed a Form S-8 registering its common stock under a number of plans maintained by Abitibi and Bowater, including the Plan. As a result, AbitibiBowater became the issuer of securities offered under the Plan.  Bowater continues to sponsor the Plan.

On April 16, 2009, AbitibiBowater and certain of its U.S. and Canadian subsidiaries, including Bowater, filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware (the "U.S. Court") for relief under the provisions of Chapter 11 of the United States Bankruptcy Code, as amended.  In addition, on April 17, 2009, AbitibiBowater and certain of its Canadian subsidiaries sought creditor protection (the "CCAA Proceedings") under the Companies' Creditors Arrangement Act with the Superior Court of Quebec in Canada.  On April 17, 2009, Abitibi and its wholly-owned subsidiary, Abitibi-Consolidated Company of Canada, each filed a voluntary petition for provisional and final relief in the U.S. Court under the provisions of Chapter 15 of the United States Bankruptcy Code, as amended, to obtain recognition and enforcement in the United States of certain relief granted in the CCAA Proceedings. As noted above, Plan assets are held in trust. As a tax-qualified plan subject to ERISA, the trust assets are not part of the estate of the debtors subject to the creditor protection proceedings and are outside the reach of any creditors of AbitibiBowater and its U.S. and Canadian subsidiaries. Further, on April 17, 2009, the United States Bankruptcy Court for the District of Delaware approved a motion of AbitibiBowater and its affiliated debtors and debtors-in-possession to continue to honor and pay, in the ordinary course of business and among other items, wages and employee benefits, which includes contributions to employee benefit programs. Nothing in this motion, however, prohibits Bowater, as plan sponsor, from amending the Plan.  For additional information regarding the impact of the foregoing filings on the Company and its subsidiaries, reference is made to the publicly-filed reports for AbitibiBowater.  AbitibiBowater filed its Annual Report on Form 10-K for the year ended December 31, 2008 on April 30, 2009 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 on May 15, 2009.

ABITIBIBOWATER INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

On April 16, 2009, AbitibiBowater received notice from the NYSE that it had determined to immediately suspend the trading of AbitibiBowater's common stock on the NYSE. The NYSE stated that its decision was based on the commencement of the Chapter 11 proceedings. Accordingly, the last day that AbitibiBowater's common stock traded on the NYSE was April 15, 2009. AbitibiBowater did not appeal the NYSE's decision. The NYSE has completed its application to the Securities and Exchange Commission ("SEC"), and accordingly, the common stock was delisted effective at the opening of business on May 21, 2009. The common stock is currently traded in the over-the-counter market and is quoted on the Pink Sheets Quotation Service and on the OTC Bulletin Board under the symbol "ABWTQ."

In addition, on April 16, 2009, AbitibiBowater received notice from the TSX that trading of AbitibiBowater's common stock and the exchangeable shares of AbitibiBowater Canada Inc. had been suspended and would be delisted effective at the close of market on May 15, 2009. AbitibiBowater did not take any further actions to appeal the TSX's decision or prevent the delisting of its common stock.

The following items in this Note (1) describe the general terms as they apply to participants who are not covered by a collective bargaining agreement. Participants covered by a collective bargaining agreement who participate in the Plan may be subject to different terms of participation as required by their collective bargaining agreement for their bargaining unit, including, but not limited to, terms for auto enrollment, matching contributions and vesting.

(b)	Contributions

Active participants may elect to contribute to the Plan a percentage of their earnings and certain other income items on a tax-deferred or non-tax deferred basis, subject to regulated maximums. The maximum allowable elective deferral percentage on a tax-deferred basis is 50% of the participant's earnings.

Effective January 1, 2007, participating employers contribute a matching cash contribution equal to 100% for earnings up to 3% and 50% of earnings greater than 3% up to a maximum of 5%.  Effective April 1, 2009, matching cash contributions were suspended for participants not covered by a collective bargaining agreement.  Effective January 1, 2007, participating employers also began making automatic company contributions in cash for certain participants ranging from 2.5% to 6.5% of earnings (the "Automatic Company Contribution").   Participants who direct their contributions to the AbitibiBowater Inc. Stock Fund receive an additional cash contribution equal to 5% of the purchase price of the stock.

Additional employer contributions may be authorized under the Plan. Contributions are subject to certain limitations imposed by the Internal Revenue Service ("IRS").

(c)	Participant Accounts

Each participant's account is credited with the participant's contributions, the participating employer contributions and investment earnings; each participant's account is reduced by the participant's withdrawals and proportionately for investment losses. Allocations are based on participant contributions or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

ABITIBIBOWATER INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

	(d)	Vesting

Participants not covered by a collective bargaining agreement become fully vested in matching contributions credited before January 1, 2007 after completing three years of service. Participants not covered by a collective bargaining agreement are immediately vested in matching contributions credited on or after January 1, 2007. Participants become fully vested in the Automatic Company Contribution after completing three years of service. Certain events that occur before three years may also trigger full vesting sooner than three years. Participants with account balances from prior plans that were merged into the Plan may be subject to different vesting schedules per such prior plan terms.

	(e)	Investment Options

Participants can direct their contributions to be invested in one or more of many investment funds, including a Fixed Income Fund, the AbitibiBowater Inc. Stock Fund and certain mutual funds.

	(f)	Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 (less certain adjustments required by statute) or 50% of their vested account balance, whichever is less. Loan transactions are treated as deductions from participants' accounts and accounted for separately. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prime lending rate plus 1% as of the date of the loan. Currently, interest rates range from 4.25% to 10.25% on participant loans. Principal and interest are paid through payroll deductions.

	(g)	Benefits and Withdrawals

Participants are entitled to receive vested benefits upon termination of employment. Active employees may withdraw vested funds subject to certain withdrawal rules as defined in the Plan.

	(h)	Forfeited Accounts

Forfeited non-vested accounts are used to reduce employer contributions.  At December 31, 2008 and 2007, there were no forfeited non-vested accounts.  In 2008 and 2007, approximately $97,691 and $64,108, respectively, were forfeited and used to reduce employer contributions.

(2)	Summary of Significant Accounting Policies

	(a)	Basis of Accounting

The accompanying financial statements were prepared using the accrual method of accounting in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits were prepared on a contract value basis.

ABITIBIBOWATER INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(b)	Investment Valuation and Income Recognition

The Plan investments include a Fixed Income Fund, the AbitibiBowater Inc. Stock Fund, mutual funds, participant loans and interest-bearing cash. Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note (3) for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade date basis.  The Plan records interest income on an accrual basis and accrues dividends on the ex-dividend date. Net depreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

The Guaranteed Investment Contracts ("GIC"s) held by the Fixed Income Fund are synthetic.  The Fixed Income Fund owns certain fixed-income marketable securities, and a liquidity agreement ("wrapper") is entered into for a fee with financially responsible third parties that guarantee a minimum rate of return and provide benefit responsiveness.  The Fixed Income Fund also holds externally managed synthetic GIC investments that stimulate the performance of a traditional GIC through the use of financial instruments. A key difference between a synthetic GIC and a traditional GIC is that the plan owns the assets underlying the synthetic GIC. Those assets may be held in a trust owned by the plan and typically consist of government securities, private and public mortgage-backed and other asset-backed securities and investment grade corporate obligations. To enable the plan to realize a specific known value for the assets if it needs to liquidate them to make benefit payments, synthetic GICs utilize a benefit responsive wrapper contract issued by a third party that provides market and cash flow risk protection to the plan.

There are no reserves currently considered necessary against contract value for credit risk of the contract issuer or otherwise. Contract value, as reported by the Plan by financially responsible third parties, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  The average yield was approximately 4.0% and 4.5% for 2008 and 2007, respectively.  The crediting interest rate was approximately 3.3% and 4.6% at December 31, 2008 and 2007, respectively. The crediting interest rate is based on a formula agreed upon with the issuer and may not be less than 0%.  Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan or (4) the failure of the trust to qualify for exemption under ERISA. The Plan administrator does not believe that the occurrence of events described in clauses (1), (2) or (4) are probable. Regarding clause (3), since the Plan is a separate legal entity from the Company and Bowater (and no Trust assets are part of the estate of the debtors subject to creditor protection proceedings), and since the Plan has not been notified by holders of the contracts, the Plan administrator does not believe that the sponsor's bankruptcy will cause a significant withdrawal from the Plan.

The contracts do not permit the financially responsible third parties to terminate the agreement prior to the scheduled maturity date.

ABITIBIBOWATER INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

	(c)	Administrative Expenses

Net depreciation in fair value of investments is net of investment management fees of $54,358 and $369,765, respectively, for the years ended December 31, 2008 and 2007.  Participants or Bowater pay additional administrative expenses, including additional expenses charged by the Trustee, Fidelity Management Trust Company ("Fidelity").

	(d)	Payments of Benefits

Benefit payments to participants are recorded upon distribution.

	(e)	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amount of assets, liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates and assumptions.

The Plan's investments include funds which invest in various types of investment securities and in various companies within various markets. Investment securities are exposed to several risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Plan's financial statements and schedule.

	(f)	New Accounting Pronouncements

In April 2009, the Financial Accounting Standards Board ("FASB") approved Staff Position No. 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly" ("FSP No. 157-4"), which provides guidelines for a broad interpretation of when to apply market-based fair value measurements. FSP No. 157-4 reaffirms management's need to use judgment to determine when a market that was once active has become inactive and in determining fair values in markets that are no longer active. FSP No. 157-4 is effective for interim and annual periods ending after June 15, 2009. The Plan sponsor is currently in the process of evaluating the impact, if any, that the adoption of FSP No. 157-4 will have on the Plan's financial statements.

(3)	Investments

Upon the Plan's adoption of FASB Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157") on January 1, 2008, the change in fair value of Plan investments was inconsequential. SFAS 157 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

ABITIBIBOWATER INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

Level 2 Inputs to the valuation methodology include:

●	Quoted prices for similar assets or liabilities in active markets;
●	Quoted prices for identical or similar assets or liabilities in inactive markets;
●	Inputs other than quoted prices that are observable for the asset or liability; and
●	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value for the years ended December 31, 2008 and 2007:

●	Common stocks, corporate bonds and U.S. government securities: Valued at the closing price reported on the active market on which the individual securities are traded.

●	Mutual funds: Valued at the net asset value ("NAV") of shares held by the plan at year end.

●	Participant loans: Valued at amortized cost, which approximates fair value.

●

Guaranteed investment contracts and synthetic guaranteed investment contracts: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer [see Note (2)(b)].

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan sponsor believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

ABITIBIBOWATER INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

The following sets forth, by level within the fair value hierarchy, the Plan's investments at fair value at December 31, 2008:

	Level 1	Level 2	Level 3	Total
Fixed Income Fund Fidelity STIF	$ -	$ 152,107,954	$ -	$ 152,107,954
Synthetic GICs	-	14,986,928	-	14,986,928
AbitibiBowater Inc. Stock Fund	2,211,186	-	-	2,211,186
Mutual funds	142,842,500	-	-	142,842,500
Participant loans	-	-	8,200,390	8,200,390
Interest-bearing cash	138,174	-	-	138,174
	$145,191,860	$167,094,882	$8,200,390	$320,487,132

The following sets forth the Plan's investments representing 5% or more of the Plan's Net Assets Available for Benefits at December 31, 2008 and 2007:

	2008	2007
Fixed Income Fund Fidelity STIF	$158,429,281	$117,300,514
Synthetic GICs	15,157,351	43,876,447
Spartan US Equity Index Fund	17,452,337	12,283,492
Fidelity Magellan Fund	11,041,063	27,072,091
Fidelity Equity Income Fund	14,190,932	28,067,987
Fidelity OTC Portfolio Fund	11,490,541	23,317,387
Fidelity International Discovery Fund	13,786,738	21,470,027

The table below sets forth a summary of changes in the fair value of the Plan's Level 3 assets for the year ended December 31, 2008:

Participant loans
Balance, beginning of year	$7,075,299
Purchases, sales, issuances and settlements, net	1,125,091
Balance, end of year	$8,200,390

During the years ended December 31, 2008 and 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2008	2007
Mutual funds	$(94,880,812)	$8,071,310
AbitibiBowater Inc. Stock Fund	(15,738,008)	(8,181,738)
	$(110,618,820)	$(110,428)

ABITIBIBOWATER INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(4)	Related Party Transactions

Certain Plan investments totalling $234,986,256 and $258,090,031 at December 31, 2008 and 2007, respectively, are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and therefore, these investment transactions qualify as party-in-interest transactions. The trustee receives investment and administrative fees as a result of these activities.  Plan assets also include an interest in the AbitibiBowater Inc. Stock Fund which is a combination of cash and AbitibiBowater common stock, and is sold in units.  Bowater is the Plan sponsor, therefore, these investment transactions qualify as party-in-interest transactions.  Investment in the AbitibiBowater Inc. Stock Fund is participant directed.

(5)	Plan Termination

Although it has not expressed any intent to do so, AbitibiBowater has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in all participating employers' contributions.

(6)	Tax Status

The IRS has determined and informed Bowater by a letter dated April 24, 2003, that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code ("IRC").

The Plan has been amended since receiving the determination letter; however, the Plan sponsor believes that the Plan is currently designed and being operated in compliance with applicable requirements of the IRC and Plan document.

(7)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

(8)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2008 and 2007:

	2008	2007
Net assets available for benefits per the financial statements	$327,205,470	$358,589,543
Adjustment from contract value to fair value for fully benefit-responsive
investment contracts	(6,491,750)	(595,667)
Net assets available for benefits per the Form 5500	$320,713,720	$357,993,876

ABITIBIBOWATER INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

The following is a reconciliation of net investment (loss) income per the financial statements to Form 5500 for the years ended December 31, 2008 and 2007:

	2008	2007
Total investment (loss) income per the financial statements	$(97,240,978)	$20,113,509
Adjustment from contract value to fair value for fully benefit-responsive
investment contracts	(5,896,083)	1,224,447
Total investment (loss) income per the Form 5500	$(103,137,061)	$21,337,956

(9)	Plan Amendments

The following changes became effective January 1, 2007:

●

The matching contribution formula was replaced as follows: Eligible employees receive a "safe harbor" matching contribution equal to 100% of the first 3% of compensation deferred and 50% of the next 2% of compensation deferred.

	●	Additionally, in lieu of benefits received under Bowater's defined benefit pension plan, newly hired non-union employees and current active participants whose age plus years of service are less than 70 and are younger than age 55, determined each year as of December 31 will receive an additional annual Automatic Company Contribution ranging from 2.5% to 6.5% based on the participant's age and years of service.

	●	Roth 401(k) accounts are permitted.

	●	Participants become fully vested in matching contributions credited before January 1, 2007 after completing three years of service. Participants not covered by a collective bargaining agreement are immediately vested in matching contributions credited on or after January 1, 2007. Participants become fully vested in the Automatic Company Contribution after completing three years of service.

	●	The name of the Plan was changed to Bowater Incorporated Retirement Savings Plan.

The following changes were effective on October 29, 2007, the date of the Combination:

●	The Bowater Incorporated Stock Fund was changed to the AbitibiBowater Inc. Stock Fund.

●	All participants who are involuntarily terminated (without cause) because of the Combination vest in all company contributions within 24 months after the Combination.

ABITIBIBOWATER INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

The following additional material changes to the Plan have also been approved:

●	In 2008, all U.S. savings plans maintained by Abitibi affiliates were merged into the Plan. The Abitibi-Consolidated Sales Corporation 401(k) Plan for Salaried Employees with respect to certain participants was merged into the Plan on April 1, 2008 and with respect to the remaining participants on July 1, 2008. The Abitibi-Consolidated 401(k) Plan for Alabama River Newsprint Hourly Employees was merged into the Plan on April 1, 2008. The Abitibi-Consolidated Recycling Hourly Employees 401(k) Plan and the Abitibi-Consolidated Lufkin/Sheldon Hourly Employees 401k Plan were merged into the Plan on July 1, 2008.

●	Effective January 1, 2009, the name of the Plan was changed to the AbitibiBowater Inc. Retirement Savings Plan.

●	Effective January 1, 2009, Abitibi became an employer under the Plan so that its eligible employees can participate in the Plan.

●	Effective April 1, 2009, matching cash contributions for participants not covered by a collective bargaining agreement were suspended.

	ABITIBIBOWATER INC. RETIREMENT SAVINGS PLAN
	Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
	December 31, 2008

			DESCRIPTION OF INVESTMENT
					Par Value
		Security	Interest	Maturity	or Number	Fair
IDENTITY OF ISSUER		Number	Rate	Date	of Units	Value

*	FIXED INCOME FUND
	FIDELITY STIF					$ 152,107,954

	Synthetic Guaranteed Investment Contracts (GICs)
**	CDC FINANCIAL PRODUCTS	1290-01	1.60%	.56 years		$ 4,995,643
**	MONUMENTAL LIFE INSURA	MDA00182TR-00	1.68%	.56 years		4,995,643
**	MORGAN GUARANTY ACT	ABOWATER03	1.72%	.56 years		4,995,642

	UNDERLYING SECURITIES
	CASH					2,480,702
	CNH 05-B B 4.57 7/12	12613XCY5	4.57%	7/16/2012	110,000	95,809
	COAFT 05-BSS C 4.48 12/10	14041GCF1	4.48%	12/15/2010	155,828	152,827
	CDTIM 05-1A A1 4.67 5/17	15132KAA2	4.67%	5/20/2017	33,309	27,814
	DRVT 2006-A A3 5.501% 11/11	26250RAC6	5.50%	11/15/2011	106,980	96,637
	FHLBDN 0% 9/09/09	313385LM6	0.00%	9/9/2009	8,000,000	7,969,448
	FHLMC 4.875% 2/17/09	3137EAAA7	4.88%	2/17/2009	1,200,000	1,228,304
	FLEETBOSTON FIN 7.375% 12/1/09	33901AAA6	7.38%	12/1/2009	235,000	241,023
	FRNK 06-1 A4 5.03% 7/14	35242WAD5	5.03%	7/21/2014	565,000	532,155
	GE CAP CP MTN 7.5% 6/15/09	36962FUT1	7.50%	6/15/2009	300,000	305,760
	GNR 02-35 C CSTR 10/23	38373MBY5	5.87%	10/16/2023	6,682	6,804
	GPMH 01-1 IA 1ML+34 4/32	395383BC5	0.79%	4/20/2032	34,086	33,457
	HAT 2006-3 A3 5.38% 9/11	40431CAC2	5.28%	9/19/2011	172,419	166,793
	HOUSEHOLD FIN CO 4.75% 5/15/09	441812KG8	4.75%	5/15/2009	305,000	306,737
	HAT 05-2 A4 4.55 7/12	44328FAH2	4.55%	7/17/2012	300,000	291,762
	KOREA DEV BANK 3.875% 3/02/09	500630BH0	3.88%	3/2/2009	175,000	176,744
	MALT 04-3 3A1 6 4/34	576434NW0	0.60%	4/25/2034	33,659	26,401
	MERRILL LYN MTN 4.125% 1/15/09	59018YSK8	4.13%	1/15/2009	208,000	211,867
	MORGAN JP MTN A 6% 1/15/09	61688AAX6	6.00%	1/15/2009	110,000	113,083
	MORGAN JP & CO 6.25% 1/15/09	616880AV2	6.25%	1/15/2009	45,000	46,319
	GMACM 05-AR5 1A1 CSTR 9/35	76112BXX3	5.37%	9/19/2035	44,475	36,640
	SANWA BANK LTD NY 7.4% 6/15/11	803032AF8	7.40%	6/15/2011	300,000	305,187
	SEMPRA ENERGY 4.75 5/15/09	816851AG4	4.75%	5/15/2009	70,000	69,555
	WAMMS 04-RA2 2A 7% 7/33	939336R54	7.00%	7/25/2033	23,200	21,269
	WFMBS 05-AR12 2A6 CSTR 7/35	94983EAJ2	4.21%	7/25/2035	57,491	43,831

	SECURITIES UNDERLYING GICs					$ 14,986,928

	TOTAL OF FIXED INCOME FUND					$ 167,094,882

	ABITIBIBOWATER INC. RETIREMENT SAVINGS PLAN
	Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
	December 31, 2008

			DESCRIPTION OF INVESTMENT
					Par Value
		Security	Interest	Maturity	or Number	Fair
IDENTITY OF ISSUER		Number	Rate	Date	of Units	Value

*	INTEREST-BEARING CASH					$ 138,174

	STOCK
*	ABITIBIBOWATER STOCK FUND					$ 2,211,186

	MUTUAL FUNDS
*	FIDELITY EQUITY INCOME					$ 14,190,932
*	FIDELITY MAGELLAN					11,041,063
*	FIDELITY OTC PORTFOLIO					11,490,541
*	FIDELITY INTERNATIONAL DISCOVERY					13,786,738
*	FIDELITY FREEDOM INCOME					803,103
*	FIDELITY FREEDOM 2000					17,014
*	FIDELITY FREEDOM 2010					3,999,589
*	FIDELITY FREEDOM 2020					7,889,519
*	FIDELITY FREEDOM 2030					3,414,896
	SPARTAN US EQUITY INDEX					17,452,337
*	FIDELITY FREEDOM 2040					765,894
*	FIDELITY FREEDOM 2005					385,855
*	FIDELITY FREEDOM 2015					8,468,738
*	FIDELITY FREEDOM 2025					4,724,402
*	FIDELITY FREEDOM 2035					1,348,565
*	FIDELITY FREEDOM 2045					358,354
*	FIDELITY FREEDOM 2050					193,099
	PIMCO TOTAL RETURN ADM					7,226,272
	BARON ASSET FUND					2,270,538
	UBS US LARGE CAPT EQUITY Y					1,900,406
	TRP BLUE CHIP GROWTH					5,043,381
	LAZARD EMERGING MARKETS IS					2,239,917
	COL MID CAP VALUE Z					1,573,815
	ROYCE PREMIER SERV					3,967,535
	DODGE & COX STOCK					7,215,166

ABITIBIBOWATER INC. RETIREMENT SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2008

		DESCRIPTION OF INVESTMENT
				Par Value
	Security	Interest	Maturity	or Number	Fair
IDENTITY OF ISSUER	Number	Rate	Date	of Units	Value

RS SMALLER CO GROWTH A					$ 680,221
LM VALUE TRUST FI CL					421,070
ARTISAN MID CAP VALUE					883,472
LORD ABBETT SMALL CAP VALUE I					7,548,511
GS GROWTH OPPS INST					1,116,950
WEST ASSET CORE PL I					424,607

TOTAL OF MUTUAL FUNDS					$ 142,842,500

*	PARTICIPANT LOANS (bearing interest at 4.25% to 10.25%)				$ 8,200,390

TOTAL INVESTMENTS IN SAVINGS PLAN AT FAIR VALUE					$ 320,487,132

* Denotes a party-in-interest.

** Investment with periodic credit interest-rate reset.

Note 1:	The information on this schedule has been certified as to its completeness and accuracy by the Trustee.

Note 2:	Cost information has been omitted because the investments are participant-directed.

INDEX TO EXHIBITS

Exhibit No.         Description

23.1                      Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm